

U.S. Securities and Exchange Commission

Finality Order of an Initial Decision of an SEC Administrative Law Judge

In the Matter of
Alpha Tech Stock Transfer
James W. Farrell

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 45919 / May 13, 2002

Admin. Proc. File No. 3-10456

In the Matter of	:
	:
Alpha Tech Stock Transfer	:
	:
and	:
	:
James W. Farrell	:

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant of Rule 360(e) of the Commission's Rules of Practice, that the initial decision of the administrative law judge 1 has become the final decision of the Commission with respect to Alpha Tech Stock Transfer and James W. Farrell. The order contained in the decision revoking the transfer agent registration of Alpha Tech Stock Transfer and barring James W. Farrell from being associated with a transfer agent is hereby declared effective.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

Footnotes

1 Alpha Tech Stock Transfer and James W. Farrell, Initial Decision Rel. No. 202 (April 1, 2002), ____SEC Docket____.

http://www.sec.gov/litigation/admin/34-45919.htm

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Modified: 05/19/2003